Exhibit 12.1
ALBEMARLE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except for Ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$446,798	$515,264	$310,744	$213,179	$538,442
Fixed Charges:
Interest expense (before capitalized interest and loss on extinguishment of debt)	69,953	70,096	87,484	43,774	37,701
Portion (1/3) of rents representing interest factor	10,405	10,462	11,607	10,641	10,241
Total fixed charges	80,358	80,558	99,091	54,415	47,942
Amortization of capitalized interest	3,814	2,485	2,551	2,163	1,987
Distributed income of unconsolidated investments	39,386	43,759	59,912	40,688	21,632
Interest capitalized	(7,404)	(6,836)	(11,187)	(2,416)	(6,142)
Net income attributable to noncontrolling interests (net of tax)	(44,618)	(37,094)	(25,158)	(27,590)	(26,663)
Pre-tax income from continuing operations before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$518,334	$598,136	$435,953	$280,439	$577,198
Ratio of earnings to fixed charges	6.5	7.4	4.4	5.2	12.0